UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-94521

(Commission File Number)

IASIS HEALTHCARE CORPORATION

(Exact name of registrant as specified in its charter)

117 Seaboard Lane, Building E, Franklin, Tennessee 37067; (615) 742-6236

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 1/2% Senior Subordinated Exchange Notes due 2009
13% Senior Subordinated Exchange Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒(*)

(*) IASIS Healthcare Corporation’s (the “Company”) reporting obligations were statutorily suspended under Section 15(d) because it had fewer than 300 security holders of record at the beginning of its fiscal year. The Company continued to file reports on a voluntary basis pursuant to an indenture that no longer requires such filings.

Approximate number of holders of record as of the certification or notice date: fewer than 30

Pursuant to the requirements of the Securities Exchange Act of 1934, IASIS Healthcare Corporation, a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2004	IASIS HEALTHCARE CORPORATION
	By:	/s/ W. Carl Whitmer
	Name: Title:	W. Carl Whitmer Chief Financial Officer